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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                              Bruker Daltonics Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    116795105
                                 (CUSIP Number)


                                  March 1, 2002
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [x] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (6-00)

------------------------------------------
CUSIP NO. 116795105                                               13G
------------------------------------------

-------- --------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank H. Laukien     SSN: ###-##-####
-------- --------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|
                                                               (b) |_|

-------- --------------------------------------------------------------------
   3     SEC USE ONLY



-------- --------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany  (Permanent U.S. resident)
-------- --------------------------------------------------------------------
                            ----- -------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF
          SHARES                  Approximately 9,112,500 shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- -------------------------------------------
                             6    SHARED VOTING POWER


                                  0
                            ----- -------------------------------------------
                             7    SOLE DISPOSITIVE POWER


                                  Approximately 9,112,500 shares
                            ----- -------------------------------------------
                             8    SHARED DISPOSITIVE POWER


                                  0
 ------- --------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         Approximately 9,112,500 shares

-------- --------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- ---------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.6%
-------- ---------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*


         IN
-------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

HWD2 968890v1
Item 1 (a).       Name of Issuer:   Bruker Daltonics Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                           15 Fortune Drive
                           Billerica, MA  01821

Item 2 (a).       Name of Person Filing:    Frank H. Laukien

Item 2 (b).       Address of Principal Business Office or, if none, Residence:

                           15 Fortune Drive
                           Billerica, MA  01821

Item 2 (c).       Citizenship:                       Germany (U.S. resident)

Item 2 (d).       Title of Class of Securities:
                  Common Stock, par value $0.01 per share.

Item 2 (e).       CUSIP Number:             116795105

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

         (a)      [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)      [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

         (f)      [ ]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)      [ ]   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.           Ownership

         (a)      Amount Beneficially Owned:         9,112,500 shares (1)

         (b)      Percent of Class:                           16.6%

         (c)      Number of Shares as to which Such Person has:

                  (i)      sole power to vote or to direct the vote                       9,112,500 shares
                  (ii)     shared power to vote or to direct the vote                     0
                  (iii)    sole power to dispose or to direct the disposition of          9,112,500 shares
                  (iv)     shared power to dispose or to direct the disposition of        0


(1) Amount beneficially owned includes an option which is currently exercisable as to 6,250 shares of common stock and which becomes exercisable as to an additional 6,250 shares of common stock within 60 days of December 31, 2001.


Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Not applicable.


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
 .

Dated:  February 5, 2002

                                                     /s/Frank H. Laukien
                                                     Frank H. Laukien





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

--------